TransAlta responds to the federal government’s recent policy announcement on coal-fired electricity generation

CALGARY, ALBERTA (June 23, 2010) - TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) responded today to the federal government’s recent policy announcement mandating the phased end of coal-fired electricity generation in Canada.

Under Ottawa’s proposal, power companies would have to close their coal-fired facilities at 45 years of age, or the end of their power purchase arrangements, whichever is later. Companies would be prohibited from making investments to extend the lives of those plants unless emission levels can be reduced to levels equivalent to those of natural gas combined cycle plant.

“TransAlta supports the need to lower emissions from Canada’s power sector,” said Steve Snyder, president and CEO TransAlta.  “We see opportunities to replace our oldest coal plants with a mix of natural gas generation, clean coal technology and renewable energy.”

“However, we need to also make sure this transition is done in a careful and orderly fashion to maintain the critical reliability of our electricity infrastructure.  This includes working closely with both the Alberta provincial and federal governments to develop consensus on how to deal with capital and operating transition costs, the impacts on Alberta’s power purchase arrangements, standards for emission requirements for natural gas facilities, and the mechanisms for continued support of carbon capture and storage (CCS) as a clean generation option and technology.  There is still a lot to do to ensure that Alberta’s electricity system can make this transition in an efficient and equitable manner, especially for our customers.”

Clean coal technologies are a key to securing Canada’s long-term energy security and ensuring Canadians can receive competitively priced, low-carbon electricity to maintain our high standard of living for decades to come. In October, 2009, Prime Minister Stephen Harper and Alberta Premier Ed Stelmach announced funding of TransAlta’s Project Pioneer Carbon Capture Storage (CCS) initiative. This public-private partnership moves the industry a step closer toward the maturation of this technology and reducing GHG emissions.

“Canada is emerging as a leader in developing clean coal technologies like CCS for commercial scale applications. The next few years should tell us whether they can be part of Canada’s strategy for clean, reliable and low cost energy,” said Mr. Snyder. “As such, we believe it is important that the new policy framework recognizes and encourages ongoing work in this important area.”

 “If we manage the transition of older coal units properly under this plan, then we can increase the contribution of renewable energy, natural gas and clean coal technology to Canada’s energy mix.  We just need to ensure that we put our best minds to doing it right,” concluded Mr. Snyder.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

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Tanis Fiss

Jennifer Pierce

Manager, Corporate and Marketing

Vice President, Communications & Investor Relations

Communications

Phone:  1-800-387-3598 in Canada and U.S

Phone:  (403) 267-7330

Phone:  (403) 267-7622

Email:

tanis_fiss@transalta.com

E-mail:  jennifer_pierce@transalta.com

Jess Nieukerk

Manager, Investor Relations

Phone: 403-267-3607

Email: jess_nieukerk@transalta.com